United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:  Cavitation Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009 Filed September 28, 2009
Form 10-K for Fiscal Year Ended June 30, 2010 Filed September 28, 2010

 Registration Statement File No. 0-29901

January 4, 2011

Ladies and Gentlemen,

This letter is in response to your supplemental comment letter dated December 20, 2010. Our responses to your letter are as follows below.  For convenience we have underlined changes to the relevant sections, where relevant.

Form 10-K for Fiscal Year Ended June 30, 2009

Comment 1.

We have reviewed your response to comment number four in our letter dated October 22, 2010.  Please state the exemption for the options issued in October 2008 and January, 2008.  Also, we note references to “various services”.  Please revise the discussion of the February 27, 2009 and other dates with multiple issuances to clarify the nature of the services provided as consideration.

A:

Our amended disclosure will read as follows:

On October 3, 2008, the Company issued 210,000 units comprised of five shares of its Series A-1 Preferred Stock (total of 1,050,000 preferred shares) and one warrant to purchase one share of common stock at $0.75 per share for total proceeds of $525,000 which were placed in escrow. Upon the closing of escrow on October 3, 2008, $400,000 was used to purchase 50.5% of the outstanding shares of Bio (see Note 2 to the consolidated financial statements), and the remaining $125,000 was distributed to the Company. The shares of Company stock were sold in compliance with Section 4(2) of the Securities Act of 1933, as amended to 5 accredited, non-affliated investors who had a pre-existing relationship with the Company’s management. Those purchasers were Barnhart Holdings, Ltd., GDK Investments, Gregory Shukman, Tatiana Tessmer and Lyudmilla Yeschenko.  The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to a limited number of accredited investors who had a pre-existing relationship with the Company. No sales commissions or other remuneration was paid in connection with these sales.

On October 24, 2008, the Company entered into a share exchange agreement with Bio in which Bio acquired all of the outstanding shares of the Company’s stockholders. Bio Energy, Inc. issued 18,750,000 shares of its common stock to the stockholders of Hydrodynamic Technology, Inc. in exchange for all the outstanding shares of Hydrodynamic Technology, Inc. Under the terms of the share exchange agreement, Bio performed a 7.5-to-1 forward stock split of its outstanding shares of common stock.

On October 24, 2008, in connection with the reverse merger, all shares of Series A-1 Preferred Stock were converted to common shares of Bio. The accompanying financial statements have retroactively shown the recapitalization for all periods presented. As a result of the merger with Bio, the Company no longer has any Series A-1 Preferred Stock authorized or issued. In connection with the Bio transaction, 410,000 warrants to purchase 410,000 shares of Common Stock of Hydro converted into 279,800 warrants to purchase 279,800 shares of Common Stock of Bio.

On March 17, 2009, the Company filed Amended and Restated Articles of Incorporation, which authorized the Company to issue up to 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 5,000,000 shares are designated as Series A Preferred Stock and 5,000,000 shares are designated Series B Preferred Stock, with the rights, preferences and privileges of the Series B Preferred Stock to be designated by the Board of Directors.  Each share of Common Stock and Preferred Stock has a par value of $0.001.

On March 17, 2009 the Company issued 111,111 shares of Series A Convertible Preferred Stock to Barnhart Holdings, Ltd., a foreign non-affiliated investor at a purchase price of $0.90 per share for a total purchase price of $100,000.  Each share of Series A Preferred Stock is convertible at the owner’s option into 1.125 shares of common stock.  The preferred shares are convertible into shares of Common Stock of the Company at any time at the election of the holder but will automatically convert to Common Stock on March 17, 2012. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to Barnhart Holdings, Ltd. The Company issued restricted shares in connection with this issuance. No sales commissions or other remuneration was paid in connection with these sales.

On April 22, 2009, the Company issued 166,666 shares of common stock at $0.60 per share and 66,666 warrants to purchase 66,666 shares of Common Stock at an exercise price of $1.50 per share for a total consideration of $100,000 to San Francisco Securities Inc, a non-affiliated accredited investor.   The warrants vest immediately and have a contractual life of 3 years. The total value of the warrants issued amounted to $0.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life of 1.5 years, (3) risk free rate of 0.76%, and (4) expected dividends of zero.  The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to San Francisco Securities, Inc. The Company issued restricted shares in connection with this issuance. No sales commissions or other remuneration was paid in connection with these sales.

On June 3, 2009, the Company issued 166,666 shares of common stock to Boris Zheleznyak for a purchase price of $100,000 along with Warrants to purchase 166,666 shares of Common Stock at an exercise price of $0.60 per share.  Boris Zheleznyak is not affiliated with the Company. The above referenced shares of Common Stock and warrants were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended.
The note and warrant was not offered via general solicitation to the public but solely to Boris Zheleznyak. No sales commissions or other remuneration was paid in connection with these sales.

On June 18, 2009, the Company issued 100,000 shares of Common Stock to San Francisco Securities, Inc. at a purchase price of $0.50 per share along with 100,000 warrants with an exercise price of $1.25 per share.

On June 29, 2010, the Company issued 100,000 shares of Common Stock to GDK Investments at a purchase price of $0.50 per share along with 100,000 warrants with an exercise price of $1.25 per share.  San Francisco Securities, Inc. is not affiliated with the Company. The above referenced shares of Common Stock and warrants were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to San Francisco Securities, Inc. No sales commissions or other remuneration was paid in connection with these sales.

The above mentioned warrants vest immediately and have a contractual life ranging from 3 to 5 years.

We issued 530,000 warrants for services in fiscal 2009. The total value of the warrants issued for services amounted to $146,043.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life ranging from 3 to 5 years, (3) risk free rate ranging from 0.845% to 1.23%, and (4) expected dividends of zero.

On December 18, 2008 we issued a 4-year warrant to purchase 33,333 shares of Common Stock to Lyudmilla Yeschenko at an exercise price of $1.50 per share along with a $50,000 promissory note bearing interest at the rate of 12% per annum. Lyudmilla Yeschenkois not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Ms. Yeschenko. No sales commissions or other remuneration was paid in connection with these sales.

On December 20, 2008, we issued a 4-year warrant to purchase 16,667 shares of Common Stock to Christopher Tucker, at an exercise price of $1.50 per share, along with a $25,000 promissory note bearing interest at the rate of 12% per annum. Mr. Tucker not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Mr. Tucker. No sales commissions or other remuneration was paid in connection with these sales.

On December 20, 2008, we issued a 4-year warrant to purchase 33,333 shares of Common Stock to Jeffery Neustadt, at an exercise price of $1.50 per share, along with a $50,000 promissory note beating interest at the rate of 12% per annum. Mr. Neustadt not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Mr. Neustadt. No sales commissions or other remuneration was paid in connection with these sales.

On January 29, 2009 we issued a 4-year warrant to purchase 3,333 shares of Common Stock to Erena Karakis, at an exercise price of $1.50 per share, along with a promissory note in the amount of $5,000 bearing interest at the rate of 12% per annum.  Ms. Karakis not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Ms. Karakis. No sales commissions or other remuneration was paid in connection with these sales.

On February 11, 2009 we issued a 4-year warrant to purchase 66,667 shares of Common Stock to Barnhart Holdings, Ltd. at an exercise price of $1.50 per share, along with a $100,000 promissory note bearing interest at the rate of 12% per annum. Barnhart Holdings Ltd. is not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Barhnart Holdings, Ltd. No sales commissions or other remuneration was paid in connection with these sales.

On February 18, 2009 we issued a 4-year warrant to purchase 3,333 shares of Common Stock to Mark Escalante at an exercise price of $1.50 per share, along with a $5,000 promissory note bearing interest at the rate of 12% per annum. Mr. Escalante is not  affiliated with the Company. The above referenced note and warrant was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The note and warrant was not offered via general solicitation to the public but solely to Mr. Escalante. No sales commissions or other remuneration was paid in connection with these sales.

On September 22, 2008 we issued 50,000 shares of Common Stock to RL Hartshorn, the Company’s CFO, for services rendered. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008 we issued 40,000 shares of Common Stock to James Fuller for advisory board services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008 we issued 10,000 shares of Common Stock to Damon Germain for research and development and business development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008 we issued 25,000 shares of Common Stock to Paul Knerr for research and development and business development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008, we issued 25,000 shares of Common Stock to Maxim Promtov for research and development and engineering services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008, we issued 25,000 shares of Common Stock to Varvara Grichko for research and development and chemistry services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 3, 2008, we issued 25,000 shares of Common Stock to Princeton Research for investor relations services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008, we issued 25,000 shares of Common Stock to Mi GMBH for strategic and business development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008, we issued 25,000 shares of Common Stock to Todd Strickland for research and development and business development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008 we issued 25,000 shares of Common Stock to Lina Minkovich for computer and IT services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On December 17, 2008 we issued 25,000 shares of Common Stock to Lilia Dmitrieva for business development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Shannon Stokes as a performance bonus. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Stacie Jovancevic for marketing services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Dmitry Savelyev for business planning and website development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 10,000 shares of Common Stock to Coolgrip International for marketing services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to Mary Michelle Azzato for business development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Bella Karakis for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Alan Cohen for strategic advisory and marketing services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to the Adept Group for sales and marketing services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 12,500 shares of Common Stock to Alex Sulla for business development services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 10,000 shares of Common Stock to Aru Ana, Inc. for product development and marketing services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to Crown Equity Holdings for investor relations services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 25,000 shares of Common Stock to Crown City Capital Management for investor relations services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On February 27, 2009, we issued 1,855 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On March 11, 2009, we issued 25,000 shares of Common Stock to Gauntam Chakrabarti for technical advisory services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On March 11, 2009, we issued 3,850 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On March 22, 2009, we issued 50,000 shares of Common Stock to RL Hartshorn for CFO services rendered. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On April 23, 2009, we issued 9,805 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On May 28, 2009, we issued 12,500 shares of Common Stock to Bella Karakis for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On May 28, 2009, we issued 30,000 shares of Common Stock to Michael Psomas for accounting services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On May 28, 2009, we issued 8,923 shares of Common Stock to Tomer Tal for legal services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On June 3, 2009, we issued 12,500 shares of Common Stock to Bernard Reich for grant writing and scientific services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On June 30, 2009, we issued 12,500 shares of Common Stock to Stanley Loft for technical advisory services. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.  The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these issuances.

On October 7, 2008, we issued an option to purchase 50,000 shares of Common Stock at $1.00 per share and an option to purchase 35,000 shares of Common Stock at $2.00 per share to Varvara Grichko.  The option expires on August 31, 2016.   The options were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The options were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.   No sales commissions or other remuneration was paid in connection with these issuances.

On October 21, 2010, we issued an option to purchase 35,000 shares of Common Stock at a purchase price of $2.00 per share to Barnhart Holdings, Ltd.  The option expires on September 21, 2010. The options were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The options were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.   No sales commissions or other remuneration was paid in connection with these issuances.

On October 27, 2008, we issued an option to purchase 35,000 shares of Common Stock at $1.00 per share to James Fuller.  The option expires October 27, 2010. The options were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The options were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.   No sales commissions or other remuneration was paid in connection with these issuances.

On October 28, 2008, we issued an option to purchase 50,000 shares of Common Stock at $2.00 per share to Princeton Research of Nevada, Inc.  The option expires September 30, 2009. The options were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The options were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.   No sales commissions or other remuneration was paid in connection with these issuances.

On January 19, 2009, we issued an option to purchase 50,000 shares of Common Stock at $1.00 per share and an option to purchase 35,000 shares of Common Stock at $2.00 per share to Gautam Chakrabarti.  The option expires on August 31, 2016. The options were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The options were not offered via general solicitation to the public but solely to the aforementioned purchaser or service provider.   No sales commissions or other remuneration was paid in connection with these issuances.

In summary, for fiscal 2009 we issued 661,303 shares of common stock valued at $639,673 to service providers who provided various services.  We also received $300,000 in cash in exchange for 533,332 common shares. In fiscal 2009, we also issued 111,111 preferred shares for $100,000.  In 2008, we issued 3,456,550 shares of common stock valued at $1,823,400 to service providers who supported largely our research and development activities.  In fiscal 2008, we also issued 1,000,000 shares of preferred stock for $500,000.  Further, for fiscal 2009, we issued warrants to purchase 1,374,421 shares of Common Stock with exercise prices ranging from $0.60 to $1.75 per share.  The warrants vest immediately and have a contractual life ranging from 1.5 to 5 years. The total value of the warrants issued in conjunction with services provided and convertible preferred debt amounted to $195,288.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64% - 148%, (2) expected life ranging from 1.5 to 5  years, (3) risk free rate ranging from 0.85% to 1.55%, and (4) expected dividends of zero.”

FORM 10K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

Comment 2

We note the statement on page 31 that the company “has had no related party transactions for the fiscal years ended June 30, 2009, 2008 or December 31, 2007”.  We note, however, that patent assignment agreements dated July 1, 2008 entered into between your wholly owned subsidiary and Messrs. Gordon and Gorodnitsky.  Please revise or advise.

We are assuming this comment refers to Item 13 set forth on page 41 of the 2010 10-K filing which reads as follows:

“In accordance with item 404 (a) of regulation S-K, the company has had no related party transactions during the fiscal years ended June 30, 2010 or 2009.”

Accordingly, we have taken your comment into advisement and have prepared the following revision:

In accordance with item 404 (a) of regulation S-K, the company has had no related party transactions during the fiscal years ended June 30, 2010 or 2009, with the exception that:

On July 1, 2008, our wholly owned subidiary entered into Patent Assignment Agreements with both our President, Igor Gorodnitsky, and our CEO, Roman Gordon, where certain devices and methods involved in the hydrodynamic cavitation processes invented by the President and CEO have been assigned to the Company.  In exchange, we agreed to pay a royalty of 5% of future gross revenues to each of the CEO and President for future licensing, leasing, and/or rental revenue generated from products using the assigned technologies.  These were subsequently assigned to Cavitation Technologies on May 13, 2010.

On April 30, 2008, our wholly owned subsidiary entered into an employment agreement with a Varvara Grichko, for any technologies invented by Ms. Grichko, the Company shall pay a royalty of 5% of future revenues received in the first year and 3% in subsequent years from licensing, leasing, and rental revenues associated with patents assigned from Ms. Grichko.

Comment 3

We have reviewed your response to comment eight in our letter dated October 22, 2010.  With a view to clarifying disclosure, advise us which sections of the January 2010 agreement cover the terms relating to “a minimum number of units” and “a variable commission”.  Also we note from the Form 8-K filed November 19, 2010 that a new agreement superseded the January 2010 agreement. With a view to disclosure in future filings, please advise us if and how the new agreement changed the minimum unit and commission terms.

Response to SEC.

Article 9.01(b) describes the minimum number of units to be purchased and Article 7.01(b) describes the variable commission.  As a result of the November 2010 agreement, the minimum number of units remains unchanged while the variable commission increased.

We believe the number of units and variable commission are confidential information that could be of value and provide a competitive advantage to our competitors.  We intend to file a request to delete this information from the agreement that we intend to file with our next 10Q.  If you request, we will confide in you these numbers, but we believe that revealing the minimum number of units and variable commission to our competitors is not in the best interests of our shareholders or out company.

Comment 4

We have reviewed your response to prior comment nine.  Please revise to disclose the material terms.  See Regulation S-K Compliance and Disclosure Interpretation No. 146.04 as guidance.  In this regard, it is unclear how the monthly payment was determined or whether and how such amount may change as the arrangement continues “into the foreseeable future”.

We will insert the following description into the 10K/A with respect to our arrangement with the South Carolina refining plant.

In June 2010 we completed a pilot test of our 40 GPM NANO Neutralization System at a 200 tons/day commercial crude vegetable oil refining plant in South Carolina. The system has been integrated and is operating at the plant. We have received monthly payments of $5,000.00 from this facility for use of our system since May 2010.  Because there is no written agreement with this client, amounts received were recorded as Deferred Revenue in our balance sheet as of September 30, 2010.   The company is uncertain as to how long these payments will continue. Although there is no written agreement, our understanding of the material elements of this verbal agreement are that this facility will continue to pay us $5,000 monthly  for the continued use of our system.  The amount was based on the rental value of the equipment.  The amount is expected to remain unchanged as long as we continue to receive payments which is uncertain.

CAVITATION TECHNOLOGIES, INC.

	By:	/s/ Roman Gordon
Chief Executive Officer